SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private

Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 23, 2009

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: March 23, 2009

FORM 3 A

DIRECTOR’S/CHIEF EXECUTIVE’S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive (“director”) giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
i-CABLE Communications Limited
2. Stock code	1097		4. Number of issued shares in class
3. Class of shares	Ordinary		2,012,340,400

5. Name of Director (English)			8. Name of Director (Chinese)
Ng	Tin Hoi Stephen
(Surname)	(First name)	(Middle name)
6. HKID/Passport No.	Country of Issue of Passport		9. Chinese Character Code
E462863(6)			070211313189
7. Address of Director			10. Daytime tel. No.
8/F., Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong			21126097
			11. e-mail address

12. Date of relevant event			13. Date when director became aware of the relevant event/ interest in the shares (if later)
17	3	2009
(day)	(month)	(year)	(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	NIL	201	200,000	HKD	0.580	0.580		- Select -
Short position	- Select -	- Select -	- Select -

15. Total shares in listed corporation immediately before the relevant event			16. Total shares in listed corporation immediately after the relevant event
	Total number of shares	Percentage figure (%)		Total number of shares	Percentage figure (%)
Long position	1,065,006	0.05	Long position	1,265,006	0.06
Short position			Short position

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares
	Long position	Short position
- Select -
- Select -
- Select -
- Select -
- Select -

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	- Select -
- Select -
- Select -
- Select -
Short position(s)	- Select -
- Select -
- Select -
- Select -

19. Further information in relation to interests of children under 18 and/or spouse

Number of shares
Name of child/spouse	Address	Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares
					Long position	Short Position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder		Number of shares
	Address	Long position	Short Position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust		Status Code	Number of shares
	Address	(see Table 5)	Long position	Short Position

- Select -

- Select -

- Select -

23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A	20	3	2009	25. Number of continuation sheets
	(day)	(month)	(year)
Form 3A.				26. Number of attachments

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